

News Release

Southern Star Central Gas Pipeline, Inc.

Date: April 22, 2004

Contacts:	Rob Carlton	Gayle Hobbs
	(270) 852-4500	(270) 852-4503

Southern Star Central Gas Pipeline Announces Rate Increase Filing

Owensboro, KY—April 22, 2004. Southern Star Central Gas Pipeline, Inc. (Southern Star), a wholly-owned subsidiary of Southern Star Central Corp. (SSTAR) announced today that it plans to file a general rate case before the Federal Energy Regulatory Commission (Commission) on April 29, 2004. Southern Star will propose the rate increase to be effective June 1, 2004, but anticipates the Commission will issue an order in late May suspending the effective date of the increased rates to November 1, 2004, allowing them to go into effect subject to refund. Southern Star anticipates that the proposed annual revenue increase resulting from the increased rates will approximate $49.4 million above the revenues collected for the twelve months ended January 31, 2004. This increase primarily reflects an additional investment in facilities and the related increased return, income taxes and depreciation expenses. This filing will be Southern Star's first general rate case filing since 1995.

About Southern Star -

Southern Star, headquartered in Owensboro, Kentucky, is a natural gas transmission system spanning over 6,000 miles in the Midwest and Mid-continent regions of the United States. Southern Star's pipeline system and facilities are located throughout Kansas, Oklahoma, Nebraska, Missouri, Wyoming, Colorado, Texas. It serves major markets such as St. Louis, Wichita, and Kansas City. Southern Star is a wholly-owned subsidiary of Southern Star Central Corp. (SSTAR), a subsidiary of AIG Highstar Capital, L.P.

The information in this release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and "objective" and other similar expressions identify some of the statements that are forward-looking. These statements are based on management's beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such statements, factors that could cause actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following: future utilization of pipeline capacity, which can depend on energy prices and the prices for natural gas available on Southern Star's system, competition from other pipelines and alternative fuels, the general level of natural gas demand, decisions by customers not to renew expiring natural gas transportation contracts, adequate supplies of natural gas, the construction or abandonment of gas customer facilities, weather conditions and other factors beyond Southern Star's control; operational risks and limitations of Southern Star's pipeline system and of interconnected pipeline systems; changes in federal, state or local laws and regulations to which Southern Star is subject, including allowed rates of return and related regulatory matters, and tax, environmental and employment laws and regulations; the ability of Southern Star's customers to pay for its services; the ability to obtain governmental and regulatory approval of various expansion projects; the cost and effects of legal and administrative proceedings; the effect of accounting interpretations and changes in accounting policies; and changes in general economic, market or business conditions.

Other factors and assumptions not identified above may also have been involved in deriving these forward-looking statements, and the failure of those other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Southern Star assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements.